First Union National Bank

Exhibit 10.2

Jill W. Akre
Senior Vice President
(215) 786-4135

[LOGO TO COME]

July 27, 2000

VIA FACSIMILE (410-266-8400)
Condor Technology Solutions, Inc.
Annapolis Office Plaza
170 Jennifer Road, Suite 325
Annapolis, Maryland 21401
Attention: Mike Robbins, Chief Financial Officer

Re: *Credit Agreement (as herein defined)*

Dear Mike:

Condor Technology Solutions, Inc., Computer Hardware Maintenance Company, Inc., Decision Support Technology, Inc., Federal Computer Corporation, Global Core Strategies Acquisition, Inc., Interactive Software Systems Incorporated, Inventure Group, Inc., LINC Systems Corporation, Louden Associates, Inc., Management Support Technology Corp., MIS Technologies, Inc., Powercrew, Inc., Titan Technologies Group L.L.C., U.S. Communications, Inc., Corporate Access, Inc. and Condor System Solutions, Inc., as Borrowers (collectively, the "Borrowers"), First Union National Bank, as Collateral Agent, Administrative Agent and Issuing Lender (in all such capacities, the "Agent") and First Union Commercial Corporation, Fleet National Bank, Citizens Bank of Massachusetts and Mellon Bank, N.A. (the "Lenders") are parties to, *inter alia*: (a) a Credit Agreement dated as of April 16, 1999 (as amended from time to time prior to the date hereof, the "Existing Credit Agreement," and as amended hereby and from time to time hereafter, the "Credit Agreement"); and (b) that certain Forbearance Letter Agreement dated as of July 23, 1999, as amended by: (i) the First Amendment to Forbearance Letter Agreement dated as of July 30, 1999; (ii) the Second Amendment to Forbearance Letter Agreement dated as of August 13, 1999, as amended; (iii) the Third Amendment to Forbearance Letter Agreement and Amendment Agreement dated as of August 27, 1999; (iv) the Fourth Amendment to Forbearance Letter Agreement and Amendment Agreement dated as of November 15, 1999, as amended; (v) the Fifth Amendment Agreement dated as of March 1, 2000; and (vi) a First Amendment to Fifth Amendment dated as of May 15, 2000 (as amended, the "Forbearance Letter Agreement"). Capitalized terms contained herein and not otherwise defined shall have the meanings ascribed to such terms in the Credit Agreement and the Forbearance Letter Agreement.

Pursuant to Section 10.9 of the Credit Agreement, the Borrowers are required to pay to the Lenders, on or before August 1, 2000, $8,000,000 to permanently reduce, on a pro rata basis, the Revolving Credit Loans and the Term Loans (the "$8,000,000 Payment"). The $8,000,000 Payment requirement was based upon the Borrowers' original estimate that the ISSI Assets would be sold for approximately $8,000,000 to $10,000,000.

Pursuant to that certain letter agreement dated June 30, 2000 (the "June 30 Letter Agreement"), between the Borrowers and the Lenders, the Lenders agreed to release their liens on the ISSI Assets (as defined in the June 30 Letter Agreement) in connection with the sale of the ISSI Assets. As part of the sale of the ISSI Assets, the Borrowers delivered to the Lenders: (i) $2,721,500 (the "ISSI Initial Payment"), which was applied to permanently reduce the Obligations; and (ii) an assignment of the Borrowers' rights to receive the deferred purchase price payable with respect to the ISSI Assets (the "ISSI Subsequent Payments").

Because the sale of the ISSI Assets did not result in an immediate cash payment of $8,000,000, the Borrowers requested that the Lenders accept the ISSI Initial Payment and the assignment of the ISSI Subsequent Payments in lieu of the $8,000,000 Payment. This letter will confirm that the Lenders have agreed to accept from the Borrowers, in lieu of the $8,000,000 Payment, the ISSI Initial Payment and the assignment of the ISSI Subsequent Payments. Accordingly, the Borrowers will not be required to make the $8,000,000 Payment to the Banks on August 1, 2000.

Except as amended hereby, all of the Loan Documents shall remain in full force and effect and bind and inure to the benefit of the parties thereto and are hereby ratified and confirmed.

This Letter Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Letter Agreement. This Letter Agreement shall be deemed to have been executed and delivered when the Agent has received counterparts hereof executed by all parties listed on the signature pages hereto.

Please indicate your agreement to the foregoing by executing this Letter Agreement in the appropriate signature block below.

Sincerely,

FIRST UNION NATIONAL BANK, as Agent

/s/ JILL W. AKRE
Jill W. Akre
Senior Vice President

**CITIZENS BANK OF MASSACHUSETTS,
SUCCESSOR IN INTEREST TO
STATE STREET BANK AND TRUST COMPANY**, as Lender

By: /s/ DAVE BROWN
Name: Dave Brown
Title: Vice President

FLEET NATIONAL BANK, as Lender

By: /s/ DANIEL D. BUTLER
Name: Daniel D. Butler
Title: Vice President

MELLON BANK, N.A., as Lender

By: /s/ GREEN DIM
Name: Green Dim
Title: First Vice President

FIRST UNION COMMERCIAL CORPORATION, as Lender

By: /s/ JILL AKRE
Name: Jill Akre
Title: Senior Vice President